                                                                                 February 24, 2005

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Re: Russel Metals Inc.

            Please be advised of the following dates in connection with our Annual and Special Meeting of Shareholders.

DATE OF MEETING	:	April 27, 2005
RECORD DATE FOR NOTICE	:	March 21, 2005
RECORD DATE FOR VOTING	:	March 21, 2005
BENEFICIAL OWNERSHIP DETERMINATION DATE	:	March 21, 2005
MATERIAL MAIL DATE	:	March 31, 2005
SECURITIES ENTITLED TO VOTE	:	Common CUSIP 781903604
ROUTINE BUSINESS ONLY	:	No

                                                                                 Yours very truly,

                                                                                 ELAINE G. HILLIS
                                                                                 Assistant Corporate Secretary